Q1 2025 Earnings Presentation 1

MICHEL BROUSSET MANUEL MANFREDI CO-FOUNDER & CEO CHIEF FINANCIAL OFFICER 2

DISCLAIMER Cautionary Statement Regarding Forward-Looking Statements All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: Waldencast’s outlook and guidance for 2025; our ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; our long-term strategy and future operations or operating results; expectations with respect to our industry and the markets in which it operates; future product introductions; developments relating to the ongoing investigation and legal proceedings; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the impact of the material weaknesses in our internal control over financial reporting, including associated investigations, our efforts to remediate such material weakness and the timing of remediation and resolution of associated investigations; (ii) our ability to recognize the anticipated benefits from any acquired business, including the Business Combination; (iii) our ability to successfully implement our management’s plans and strategies; (iv) the overall economic and market conditions, sales forecasts and other information about our possible or assumed future results of operations or our performance; (v) the general impact of geopolitical events, including the impact of current wars, conflicts or other hostilities; (vi) the potential for delisting, legal proceedings or existing or new government investigation or enforcement actions, including those relating to the restatement or the subject of the Audit Committee of our Board of Directors’ review further described in our annual report filed on Form 20-F for the year ended December 31, 2022; (vii) our ability to manage expenses, our liquidity and our investments in working capital; (viii) any failure to obtain governmental and regulatory approvals related to our business and products; (ix) the impact of any international trade or foreign exchange restrictions, increased tariffs, foreign currency exchange fluctuations; (x) our ability to raise additional capital or complete desired acquisitions; (xi) our ability to comply with financial covenants imposed by the new 2025 credit agreement we entered into referenced in the section entitled “Liquidity” above and the impact of debt service obligations and restricted debt covenants; (xii) volatility of Waldencast’s securities due to a variety of factors, including Waldencast’s inability to implement its business plans or meet or exceed its financial projections and changes; (xiii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; (xiv) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences; (xv) any shifts in the preferences of consumers as to where and how they shop; (xvi) the impact of any unfavorable publicity on our business or products; (xvii) changes in future exchange or interest rates or credit ratings; (xviii) changes in, and uncertainty with respect to, laws, regulations, and policies, including as a result of the change in the U.S. administration; and (xix) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2024 20-F (File No. 01-40207), filed with the SEC on March 20, 2025, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward- looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise. Non-GAAP Financial Measures In addition to the financial measures presented in this release in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business. There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP. Please refer to definitions set out below and the tables included in the Appendix for a reconciliation of these metrics to the most directly comparable GAAP financial measures. Adjusted Gross Profit is defined as GAAP gross profit excluding the impact of amortization of the supply agreement and formulation intangible assets, and the amortization of the fair value of the related party liability from the Obagi Medical China Business, which was not acquired by Waldencast at the time of the business combination with Obagi Medical and Milk Makeup (the “Business Combination”). The Adjusted Gross Profit reconciliation by Segment for each period is included in the Appendix. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by GAAP Net Revenue. Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as depreciation and amortization, stock-based compensation, the amortization and release of fair value of the related party liability to the Obagi Medical China Business, change in fair value of assets and liabilities, and foreign currency translation loss (gain). In addition, adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and associated regulatory investigation, and (2) other non-recurring costs, primarily legal settlement costs and restructuring costs. The Adjusted EBITDA by Segment for each period is included in the Appendix. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. The Adjusted EBITDA Margin reconciliation by Segment for each period is included in the Appendix. Net Debt Position is defined as the principal outstanding for the 2022 term loan and 2022 revolving credit facility minus the cash and cash equivalents as of March 31, 2025. 3

Our ambition is to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring, accelerating, and scaling the next generation of high-growth, purpose-driven brands 4

WHERE WE ARE WHERE WE ARE HEADED Categories Geographies Channels Price Points 5 US APAC Europe LATAM Skin Color Hair Body Wellness Fragrance Professional Specialty Online Food / Drug / Mass Prestige Masstige Mass

COMBINED FINANCIAL PROFILE: Q1 2025 Refer to page 3 for definitions of non-GAAP financial measures. 1 Waldencast Gross Profit of $47.2M, Milk Makeup Gross Profit of $20.4M, and Obagi Medical Gross Profit of $26.9M adjusted for reconciling items, refer to the Appendix pages 36 and 37. 2 Waldencast Net Loss of $20.7M, Milk Makeup Net Loss of $1.0M, and Obagi Medical Net Loss of $9.1M adjusted for non-recurring add-backs, refer to the Appendix pages 38 and 39. 6 NET REVENUE $65.4M (4.1)% $29.3M (15.1)% $36.2M 7.1% $50.0M 76.4% $20.4M 69.5% $29.7M 82.0% $4.4M 6.7% $4.4M 14.9% $5.9M 16.3% ADJ. GROSS PROFIT 1 ADJ. EBITDA 2

BREAKTHROUGH INNOVATION: SOLD-OUT LAUNCH OF HYDRO GRIP GEL TINT ANNIVERSARYING COOLING WATER JELLY TINT LAUNCH DIRECT TO CONSUMER CHANNEL GROWTH: CONTINUED DIGITAL ACCELERATION OF CONSUMER ACQUISITION AND RETENTION EFFORTS RETAIL FOOTPRINT EXPANSION: ULTA BEAUTY LAUNCH CONTRIBUTING TO HIGH SINGLE DIGIT GROWTH OF U.S. RETAIL SALES OUT OF STOCKS: ONGOING OBAGI MEDICAL SUPPLY CHAIN RESTRUCTURING IMPACTING FULFILLMENT RATES & HYDRO GRIP GEL TINT STOCKOUT INTERNATIONAL SOFTNESS: UNFAVOURABLE COMPARISON AGAINST MILK MAKEUP’S PRIOR YEAR INTERNATIONAL EXPANSION RETAILER INVENTORY ADJUSTMENTS: TIMING OF MILK MAKEUP’S RETAILER STOCK HOLDING LEVELS NET REVENUE DRIVERS: Q1 2025 7

BREAKTHROUGH INNOVATION: ROBUST INNOVATION PIPELINE STRENGTHENING OUR CORE OFFERINGS & EXPANDING INTO NEW CATEGORIES DIRECT TO CONSUMER CHANNEL GROWTH: CONTINUED DIGITAL ACCELERATION OF CONSUMER ACQUISITION AND RETENTION EFFORTS RETAIL FOOTPRINT EXPANSION: SUSTAINED ULTA BEAUTY LAUNCH MOMENTUM & INCREASED DOOR COUNT BACK IN STOCK: COMPLETION OF OBAGI MEDICAL SUPPLY CHAIN RESTRUCTURING LEADING TO IMPROVED FULFILLMENT RATES & IN STOCK MILK MAKEUP INNOVATION TARIFFS: IMPACT TO CONSUMER SENTIMENT & SPENDING FROM CURRENTLY ENACTED TARIFFS & MACROECONOMIC ENVIRONMENT NET REVENUE DRIVERS: YEAR TO GO 8

TARIFFS HEADWINDS 9 Low-Single-Digit % Increase in COGS Moderate exposure, with over two-thirds of our sourcing based in the U.S. and approximately 10% sourced from China ESTIMATED IMPACT: MITIGATING ACTIONS: ACTION 1 Optimizing Supply Chain Flows ACTION 2 Implementing Modest Pricing Actions ACTION 3 Deepening Collaboration with Supplier Partners

LIQUIDITY & SHARES OUTSTANDING 1 Net Debt is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of March 31, 2025. Refer to Appendix page 40. 2 As of December 31, 2024, we had 122,692,968 ordinary shares outstanding, consisting of 112,026,440 Class A shares and 10,666,528 Class B shares. 10 $10.8M As of March 31, 2025 As of April 30, 2025 Net Debt1 Ordinary Shares Outstanding Class A Ordinary Shares Outstanding Class B Ordinary Shares Outstanding$172.1M 123.0M 112.6M 10.4M Cash & Cash Equivalents Undrawn Commitment Under Revolving Credit Facility$22.5M 2 Increase in Net Debt primarily due to refinancing-related costs, this new credit facility enhances financial flexibility & extends debt maturity profile to March 2030

FY 2025 OUTLOOK 11 FY 2025 NET REVENUE GROWTH ADJ. EBITDA MARGIN DRIVERS MID TEENS MID TO HIGH TEENS Milk Makeup expansion in both Brick & Mortar and E-Commerce channels in the U.S. Obagi Medical improvement of fulfillment rates as operational initiatives set in Blockbuster innovation and amplification of brand awareness initiatives Note: Assumes no further changes to current tariffs.

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POISED FOR LONG-TERM PROFITABLE GROWTH Strong alignment of management incentives to long-term value creation through operational and capital allocation excellence Expertise in managing global beauty brands at scale Asset-light, nimble, and efficient vs. slow, inflexible, and costly traditional structures Operational scale of a multi-brand platform Balanced portfolio in structurally attractive segments of the category 33

APPENDIX 34

Q1 2025 HIGHLIGHTS 35

GROUP ADJUSTED GROSS PROFIT 1 Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination. 2 The supply agreement and formulations intangible assets are amortized to cost of goods sold. 36

BRANDS ADJUSTED GROSS PROFIT 37

GROUP ADJUSTED EBITDA 1 Includes mainly legal, advisory and consultant fees related to the financial restatement 2020-2022 periods and associated regulatory investigation, and the Business Combination. 2 Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination. 3 Other costs include legal settlements, foreign currency translation losses and (gains), and restructuring costs. 38

BRANDS ADJUSTED EBITDA 39

NET DEBT POSITION 40